Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission Washington, DC 20549	August 6, 2015

SurePure, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 30, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed July 28, 2015

File No. 000-54172

Dear Mr. James:

We are writing on behalf of our client SurePure, Inc. (the “Company”) with respect to your letter dated July 30, 2015 addressed to Stephen M. Robinson, Chief Financial Officer of the Company.

Form 10-K for the Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 48

On behalf of the Company, we are confirming that the Company will revise future filings of its Annual Report on SEC Form 10-K to state the framework used for assessment of internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 4. Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

Since no material weaknesses were identified, the Company has amended the filing to remove the language relating to material weaknesses. Similarly, the Company has also amended its Form 10 -Q for the quarter ended March 31, 2015 to remove the language relating to material weaknesses.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if there are any further comments.

Very truly yours

/s/ William A. Newman
William A. Newman

Cc:	Mr. Stephen M. Robinson

Mr. David Burton